Exhibit 3.1

BIMINI MORTGAGE MANAGEMENT, INC.

ARTICLES SUPPLEMENTARY ESTABLISHING AND FIXING THE RIGHTS AND
PREFERENCES OF SERIES OF SHARES OF PREFERRED STOCK

Bimini Mortgage Management, Inc., a Maryland corporation (the “Corporation”), having its principal office in Vero Beach, Florida, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:  Under a power contained in Section 2-208 of the Maryland General Corporation Law and Article V of the Amended and Restated Articles of Incorporation of the Corporation (the “Charter”) the Board of Directors (the “Board”), by resolutions duly adopted on September 29, 2005, classified and designated 1,800,000 shares of the authorized but unissued preferred stock, par value $0.001 per share, of the Corporation (“Preferred Stock”) as Class A Redeemable Preferred Stock and 2,000,000 shares of the authorized but unissued Preferred Stock as Class B Redeemable Preferred Stock with the preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the shares of each such series of Preferred Stock, which upon any restatement of the Charter shall be included as part of Article V of the Charter, as follows:

CLASS A REDEEMABLE PREFERRED STOCK

(1)   Designation and Number.  A series of Preferred Stock of the Corporation, designated the “Class A Redeemable Preferred Stock” (the “Class A Preferred” or “Class A Preferred Stock”), is hereby established.  The number of shares of Class A Preferred authorized shall be 1,800,000.

(2)   Rank.  The Class A Preferred shall rank (subject only to the provisions of Article First, Sections 3(a), 4(a) and 4(b) below) (a) senior to the Class B Common Stock and Class C Common Stock and any class or series of capital stock (which term shall not include convertible debt securities) other than the Common Stock that is issued by the Corporation, the terms of which shall expressly provide that such class or series of capital stock shall rank junior to such Class A Preferred as to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding up of the Corporation (“Junior Stock”); (c) on a parity with the Class A Common Stock, the Class B Preferred Stock (as defined below) and with any other class or series of capital stock issued by the Corporation other than those referred to in clause (a) above that specifically provide that such class or series of capital stock ranks, as to the payment of dividends and/or the distribution of assets upon any liquidation, dissolution or winding up of the Corporation, on a parity with the Class A Preferred (“Parity Stock”) and (c) junior to any class or series of capital stock that is issued by the Corporation in accordance with the provisions of this Article First, Section 8 and the terms of which shall expressly provide that such class or series of capital stock shall rank senior to such Class A Preferred as to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding up of the Corporation (“Senior Stock”).

(3)   Dividends.

(a)   Solely with respect to the initial dividend payment on the Class A Preferred Stock which shall not occur or accrue until after January 1, 2006, holders of Class A Preferred Stock as a class shall be entitled to receive on such Class A Preferred Stock beneficially owned by them aggregate dividends equal to (i) the number of shares of Class A Preferred Stock outstanding on the applicable Dividend Record Date (as defined below) multiplied by the per share dividend or distribution paid on each share of Class A Common Stock and (ii) reduced by an amount equal to the aggregate dividends such holders received with respect to the fourth calendar quarter of 2005 in respect of the shares of Class

A Common Stock beneficially owned by them in such calendar quarter multiplied by a fraction, the numerator of which is the number of days in the fourth quarter of 2005 that such holders did not beneficially own such shares of Class A Common Stock, and the denominator of which is 92 (the “Aggregate Initial Dividend”) (with each holder of such Class A Preferred Stock entitled to receive a pro rata portion of such Aggregate Initial Dividend based upon the number of shares of Series A Preferred Stock that such holder beneficially owns on the determination date relative to the number of shares of Series A Preferred Stock outstanding), and holders of Class A Preferred Stock shall be entitled to receive such pro rata portion of the Aggregate Initial Dividend at the same time such related dividend or other distribution is paid to holders of the Class A Common Stock.  On and after March 31, 2006, each share of Class A Preferred Stock shall entitle its holder to receive dividends or other distributions in the same amount and at the same times as dividends or other distributions are paid on each share of Class A Common Stock.  Without limiting the foregoing, if dividends or other distributions are declared or paid on the Class A Common Stock with a record date prior to March 31, 2006, holders of Class A Preferred shall not be entitled to receive dividends or other distributions and nothing in these Articles Supplementary Establishing and Fixing the Rights and Preferences of the Class A Redeemable Preferred Stock (the “Articles Supplementary”) shall prevent the Corporation from declaring dividends or other distributions on the Class A Common Stock with a record date prior to March 31, 2006.

(b)   Each dividend will be payable to holders of record of the Class A Preferred on a date (a “Dividend Record Date”) selected by the Board which is the same date as the record date for the payment of the related dividend or other distribution on the Class A Common Stock.

(c)   No dividend on the Class A Preferred, Class A Common Stock or any other capital stock of the Corporation shall be authorized or declared or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such authorization, declaration, payment or setting apart for payment shall be restricted or prohibited by law.

(4)   Liquidation Preference.

(a)   In the event of any involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Class A Preferred shall be entitled to receive out of the assets of the Corporation legally available for distribution to its stockholders remaining after payment or provisions for payment of all debts and other liabilities of the Corporation liquidating distributions, in cash or property at its fair market value as determined by the Board, in the amount of a liquidation preference of $24.00 per share of the Class A Preferred, adjusted equitably for any stock splits, stock combinations, stock dividends, or the like, before any distribution of assets is made to holders of Class A Common Stock or any Junior Stock, but subject to the preferential rights of the holders of shares of Senior Stock.

(b)   If upon any such involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to its stockholders are insufficient to make the full payment to holders of the Class A Preferred and the corresponding amounts payable on all outstanding shares of Parity Stock, then the holders of the Class A Preferred and all Parity Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions (including, if applicable, accumulated and unpaid dividends) to which they would otherwise be respectively entitled.

(c)   Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than thirty (30) or more than sixty (60) days prior to the payment date stated therein, to each record holder of the Class A Preferred at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation.

(d)   After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Class A Preferred shall have no right or claim to any of the remaining assets of the Corporation.

(e)   None of a consolidation or merger of the Corporation with or into another entity, a merger of another entity with or into the Corporation, a statutory stock exchange by the Corporation or a sale, lease or conveyance of all or substantially all of the Corporation’s property or business shall be considered a liquidation, dissolution or winding up of the Corporation.

(f)    The liquidation preference of the outstanding shares of Class A Preferred will not be added to the liabilities of the Corporation for the purpose of determining whether under the Maryland General Corporation Law a distribution may be made to stockholders of the Corporation whose preferential rights upon dissolution of the Corporation are junior to those of holders of Class A Preferred.

(5)   Conversion.  The Class A Preferred shall convert into such number of fully paid and non-assessable shares of Class A Common Stock as determined in accordance with the provisions set forth in this Article First, Section 5.

(a)   Shares Originally Issuable.  Each share of Class A Preferred Stock shall convert at all times into such number of shares of Class A Common Stock as is determined based upon the then applicable “Conversion Ratio” (as hereinafter defined).  As of the date hereof, the conversion ratio is one (1) share of Class A Common Stock for one (1) share of Class A Preferred Stock (the “Conversion Ratio”) and such Conversion Ratio shall be adjusted in accordance with the terms of this Article First, Section 5.

(b)   Automatic Conversion.  Notwithstanding anything to the contrary contained in the Charter, all shares of Class A Preferred Stock shall automatically convert into shares of Class A Common Stock at the Conversion Ratio then in effect, upon the approval by a majority of the votes cast by holders of the Corporation’s capital stock who are entitled to vote on such matter, so long as the total votes cast with respect to such matter represent more than 50% in interest of all shares of the Corporation’s capital stock entitled to vote on such matter (the “Approval”).

(c)   Mechanics of Exchange of Certificates on Conversion.  Upon receipt of the Approval, any holder of Class A Preferred Stock may thereafter surrender its certificate representing shares of Class A Preferred Stock at the principal executive office of the Corporation and the Corporation shall, within ten (10) business days after receipt of the certificate representing shares of Class A Preferred Stock, issue a new certificate for the number of shares of Class A Common Stock to which such holder is entitled.  Failure of any holder to effect the exchange of its certificate representing shares of Class A Preferred Stock for a certificate representing shares of Class A Common Stock shall not affect the conversion of such holder’s shares of Class A Preferred Stock into shares of Class A Common Stock.

(d)   Adjustments for Combinations or Subdivisions of Stock.  If the Corporation at any time or from time to time while shares of Class A Preferred Stock are issued and outstanding shall effect a subdivision of the outstanding shares of Class A Common Stock into a greater number of shares of Class A Common Stock (by stock split, reclassification or otherwise, other than by payment of a dividend in shares of Class A Common Stock or any other capital stock of the Corporation or in any right to acquire

Class A Common Stock or any other capital stock of the Corporation), or if the outstanding shares of Class A Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Class A Common Stock, then the Conversion Ratio in effect immediately before such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate.

(e)   Adjustments for Reclassifications and Reorganization.  If the Class A Common Stock issuable upon conversion of the Class A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of capital stock of the Corporation, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for in paragraph (d) of this Article First, Section 5), then concurrently with the effectiveness of such reorganization or reclassification, the Class A Preferred Stock shall be convertible into, in lieu of the number of shares of Class A Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of capital stock of the Corporation equivalent to the number of shares of Class A Common Stock that would have been received by the holders if the Class A Preferred Stock were converted (based upon the then current Conversion Ratio) immediately before such change.

(f)    Treatment of Stock Dividends.  If the Corporation at any time or from time to time after the date hereof shall declare or pay any dividend on the Class A Common Stock payable in Class A Common Stock, non-voting capital stock or any of the property of the Corporation, then each share of Class A Preferred shall be entitled to receive such dividend based upon the maximum number of shares of Class A Common Stock into which the Class A Preferred Stock is convertible at such time provided that, in the event that any such dividend is in shares of Class A Common Stock and receipt of such dividend would result in the holders thereof possessing more than 19.99% of the outstanding shares of Class A Common Stock, then, in lieu of delivery of such dividend shares, immediately after the close of business on the record date for the determination of holders of any class of securities entitled to receive such dividend, the Conversion Ratio shall automatically be appropriately adjusted.

(g)   Notice of Adjustments.  Upon the occurrence of each adjustment or readjustment of any Conversion Ratio pursuant to this Article First, Section 5, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Class A Preferred Stock a notice setting forth such adjustment or readjustment and showing in reasonable detail the facts upon which such adjustment or readjustment is based.  The Corporation shall, upon written request at any time of any holder of Class A Preferred Stock, furnish to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Ratio then in effect and (iii) the number of shares of Class A Common Stock and the other property, if any, which at the time would be received upon the conversion of such Class A Preferred holder’s shares.

(h)   Notice of Record Date.  If the Corporation shall propose at any time: (i) to effect any reclassification or recapitalization of the Class A Common Stock outstanding or (ii) to merge or consolidate with or into any other corporation, or sell all or substantially all of its assets, or liquidate, dissolve or wind up; then, in connection with such event, the Corporation shall send to the holders of Class A Preferred Stock at least twenty (20) days prior written notice of the date when the same shall take place.

(i)    Issue Taxes.  The Corporation shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Class A Common Stock on conversion of Class A Preferred Stock pursuant to the Agreement and Plan of Merger and Reorganization, dated as of September 29, 2005, by and among the Corporation and other parties thereto.  Except as set forth in the preceding sentence, the Corporation shall not be obligated to pay any issue or other taxes in respect of any issue or delivery of shares of Class A Common Stock on conversion of Class A Preferred Stock.

(j)    Reservation of Stock Issuable upon Conversion.  The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class A Preferred Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Class A Preferred Stock pursuant to the then applicable Conversion Ratio; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Class A Preferred Stock pursuant to then applicable Conversion Ratio, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, using commercially reasonable efforts to obtain the requisite stockholder approval (which may involve the calling of a special meeting of stockholders) of any necessary amendment to the Charter.

(k)   Fractional Shares.  No fractional shares of Class A Common stock shall be issued upon the conversion of any share or shares of Class A Preferred Stock.  All shares of Class A Common Stock (including fractions thereof) issuable upon conversion of more than one share of Class A Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional shares.  If, after the aforementioned aggregation, the conversion would result in the issuance of a fractional share of Class A Common Stock, such fractional share shall be rounded up or down to the nearest whole share.

(l)    Notices.  Except as otherwise specified herein to the contrary, all notices, requests, demands and other communications required or desired to be given hereunder shall only be effective if given in writing by hand, by certified or registered mail, return receipt requested, postage prepaid, or by U.S. express mail service, or by private overnight mail service (e.g. Federal Express), or by facsimile transmission.  Any such notice shall be deemed to have been given (a) on the business day actually received if given by hand or facsimile transmission, (b) on the business day immediately subsequent to mailing, if sent by U.S. express mail service or private overnight mail service, or (c) three (3) business days following the mailing thereof, if mailed by certified or registered mail, postage prepaid, return receipt requested, and all such notices shall be sent to the following addresses (or to such other address or addresses as a party may have advised another in the manner provided herein):

If to the Company:

Bimini Mortgage Management, Inc.

3305 Flamingo Drive

Vero Beach, Florida 32693

Attention: Jeffrey J. Zimmer

Facsimile No.: (772) 231-1477

Telephone No.: (772) 231-1400

If to a holder of Class A Preferred Stock, to the address of such holder as set forth in the Corporation’s stock ledger.

(6)   Redemption by the Corporation.  In order to ensure that the Corporation continues to qualify as a real estate investment trust for federal income tax purposes, the Class A Preferred will be subject to the provisions of Article XIII of the Charter.  Without limiting the generality of the foregoing, pursuant to Article XIII of the Charter, Class A Preferred, together with other equity stock of the Corporation, owned by a stockholder in excess of the Ownership Limit will automatically be transferred to a Trust for the benefit of a Charitable Beneficiary.

(7)   Redemption by the Holders.

(a)   Redemption Right.

(i)    If the Class A Preferred has not been converted into Class A Common Stock pursuant to Section 5 of these Articles Supplementary for any reason whatsoever on or before December 31, 2009, then a holder of Class A Preferred Stock shall have the right thereafter to have his or her Class A Preferred Stock redeemed in whole or in part at any time and from time to time, at a redemption price per share in cash equal to $24.00 plus all dividends declared and unpaid on such Class A Preferred to the date of such redemption.

(ii)   The Corporation shall not consolidate, merge with, or convey, transfer or lease its assets substantially as an entirety, to any corporation or other entity, voluntarily liquidate the Corporation in connection with any of the foregoing events, or voluntarily engage in any recapitalization pursuant to which the Corporation’s Class A Common Stock is converted into stock or other non-cash consideration of another company (collectively, a “Merger Transaction”), without first converting the Class A Preferred Stock into Class A Common Stock in accordance with the provisions set forth in these Articles Supplementary, including Article First, Section 5(b), or in the absence of such conversion, the Class A Preferred shall automatically be redeemed by the Corporation and the Merger Transaction shall not be effected unless on or before the closing of such Merger Transaction all of the shares of Class A Preferred Stock are redeemed at a redemption price per share in cash equal to $31.50 plus all declared and unpaid dividends.

(b)   Procedures for Redemption.

(i)    In order for a holder of Class A Preferred to effect a redemption under Article First, Section 7(a)(i), such holder (the “Electing Holder”) shall notify the Corporation in writing (the “Redemption Notice”) of its election to exercise the rights afforded by Article First, Section 7(a)(i).  Upon receipt of such Redemption Notice (a “Demand Redemption Notice”), the Corporation shall promptly fix a date for redemption pursuant to Article First, Section 7(a)(i) (a “Demand Redemption Date”), which shall be no later than twenty (20) days after receipt of the Demand Redemption Notice and shall promptly notify the redeeming Class A Preferred holder of same.  Upon receipt of a Demand Redemption Notice the Corporation shall no longer have the right to effect the conversion of the shares of Class A Preferred that are the subject of the Demand Redemption notice unless such redemption is expressly agreed to in writing by the beneficial owner of such shares of Class A Preferred.  In connection with a redemption under Article First, Section 7(a)(ii), the Corporation shall fix a date for redemption pursuant to Article First, Section 7(a)(ii) (the “Mandatory Redemption Date”) and shall deliver written notice of such Mandatory Redemption Date to each holder of Class A Preferred at least ten (10) days prior to such Mandatory Redemption Date.  References in this Article First, Section 7 to “Redemption Date” shall mean a Demand Redemption Date or the Mandatory Redemption Date.

(ii)   On or after a Redemption Date, each holder of shares of Class A Preferred to be redeemed shall present and surrender the certificates representing his shares of Class A Preferred to the Corporation at the place designated by the Corporation and thereupon the cash redemption price of such shares shall be paid to or on the order of the person whose name appears on such certificate representing shares of Class A Preferred as the owner thereof and each surrendered certificate shall be canceled.  If fewer than all the shares represented by any such certificate representing shares of

Class A Preferred are to be redeemed, a new certificate shall be issued representing the unredeemed shares.

(iii)     If a Redemption Notice has been delivered and if the funds necessary for such redemption have been set aside by the Corporation in trust for the benefit of the holders of the Class A Preferred so called for redemption, then from and after the applicable Redemption Date (unless the Corporation defaults in payment of the redemption price), all rights of the holders of the shares of Class A Preferred designated for redemption in such Redemption Notice, except the right to receive the redemption price thereof (including all declared and unpaid dividends up to the Redemption Date), shall cease and terminate and such shares shall not thereafter be transferred (except with the consent of the Corporation) on the Corporation’s books, and such shares shall not be deemed to be outstanding for any purpose whatsoever.

(c)   Limitations on Redemption.  Immediately prior to any redemption of shares of Class A Preferred, the Corporation shall pay, in cash, any declared and unpaid dividends through the applicable Redemption Date, unless such Redemption Date falls after a Dividend Record Date and on or prior to the corresponding Dividend Record Date, in which case each holder of Class A Preferred at the close of business on such Dividend Record Date shall be entitled to receive the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares on or prior to such dividend payment date.  Except as provided above, the Corporation will make no payment or allowance for unpaid dividends on Class A Preferred for which a notice of redemption has been given.

(d)   Status of Redeemed Shares.  Any shares of Class A Preferred that shall at any time have been redeemed shall, after such redemption, have the status of authorized but unissued Preferred Stock, without designation as to class or series, until such shares are once more designated as part of a particular class or series by the Board.

(e)   Failure to Effect Redemption by a Demand Redemption Date.  In the event that the Corporation for any reason whatsoever fails to redeem in full all shares of Class A Preferred Stock that are subject to any Demand Redemption Notice within the period specified in Article First, Section 7(b)(i) above, at all times thereafter, until such time as the shares of Class A Preferred Stock subject to such Demand Redemption Notice are in fact redeemed by the Corporation, all dividends accruing and payable on all Class A Preferred Stock issued and outstanding shall accrue and be payable at the rate of 150% of what would otherwise be payable in respect of such shares in accordance with the provisions of Article First, Section 3(a) above.

(8)   Voting Rights.  Each outstanding share of Class A Preferred shall have one-fifth of a vote on all matters submitted to a vote of stockholders, including the election of directors (or such lesser fraction of a vote as would be required to comply with the rules and regulations of the New York Stock Exchange relating to the right of the Corporation to issue securities without obtaining a shareholder vote).  Holders of shares of Class A Preferred shall vote together with holders of shares of Common Stock as one class in all matters that would be subject to a vote of stockholders including the election of directors.  So long as shares of Class A Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote of the beneficial owners representing at least a majority in interest of the then outstanding shares of Class A Preferred Stock voting together as a separate class, take any action that would be subject to a vote of stockholders and that would adversely affect the rights and preferences of the Class A Preferred Stock.  In furtherance thereof, the beneficial owners of the outstanding shares of the Class A Preferred Stock shall be entitled to vote as a separate class upon a proposed amendment to the Charter (as the same may hereafter be amended from time to time) if the amendment would alter or change the powers, preferences or special rights of the shares of Class A Preferred Stock so as to affect the holders of such shares adversely.  Notwithstanding anything set forth herein to the contrary, upon the prior written approval of

Peter Norden in each instance (or upon his death or disability his legal successor or guardian, as the case may be) the Corporation shall have the right to issue, or authorize the issuance, of one or more classes or series of Senior Stock; and upon the creation of any Senior Stock, the holders of the Series A Preferred Stock expressly agree that these Articles Supplementary may be modified accordingly without any further consent from such holders, other than Peter Norden (or upon his death or disability, his legal successor or guardian, as the case may be).

CLASS B REDEEMABLE PREFERRED STOCK

(9)   Designation and Number.  A series of Preferred Stock of the Corporation, designated the “Class B Redeemable Preferred Stock” (the “Class B Preferred” or “Class B Preferred Stock”), is hereby established.  The number of shares of Class B Preferred authorized shall be 2,000,000.

(10)    Rank.  The Class B Preferred shall rank on a parity with the Class A Preferred in all respects.

(11)    Redemption by the Holders.  Except in connection with a Merger Transaction, the Class B Preferred are not redeemable prior to the date that is five years from the date of issuance of such Class B Preferred.  On or after the date that is five years from the date of issuance, a holder of Class B Preferred Stock shall have the right to have his or her Class B Preferred Stock redeemed in whole or in part at any time and from time to time at a redemption price per share in cash equal to the Issuance Price plus all dividends declared and unpaid on such Class B Preferred from the date of original issuance of such Class B Preferred to the date of such redemption.  For purposes of this paragraph, “Issuance Price” shall mean the average daily closing price for the Series A Common Stock on the New York Stock Exchange for the ten trading day period ending on the trading day immediately preceding the date of issuance of such Class B Preferred Stock.

(12)    Other Terms.  Except as set forth in Article First, Section 11 above, the Class B Preferred Stock shall have the same preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption as the Class A Preferred Stock.

SECOND:  The Class A Preferred and Class B Preferred have been classified and designated by the Board under the authority contained in the Charter.

THIRD:  These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

FOURTH:  These Articles Supplementary shall be effective at the time the State Department of Assessments and Taxation of Maryland accepts these Articles Supplementary for record.

FIFTH:  The undersigned President of the Corporation acknowledges these Articles Supplementary to be the act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

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IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed under the seal in its name and on it behalf by its President and attested to be its Secretary of this 3rd day of November, 2005.

BIMINI MORTGAGE MANAGEMENT, INC.

By:	/s/ Jeffrey Zimmer
Jeffrey Zimmer President

Attest:

By:	/s/ Robert Cauley
Robert Cauley
Secretary